UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 07, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on November 07, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the fourth tranche of the share buy-back programme for 2022 was announced: 28 October 2022.

The duration of the fourth tranche of the buy-back programme for 2022: 31 October to no later than 27 January 2023.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the fourth tranche: USD 604,890,000.

From 31 October until 4 November, Equinor ASA has purchased a total of 1,606,000 own shares at the Oslo Stock Exchange at an average price of NOK 386.9972 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
31 October	326,000	378.0933	123,258,415.80
1 November	321,000	381.6146	122,498,286.60
2 November	314,000	388.0265	121,840,321.00
3 November	324,000	390.2125	126,428,850.00
4 November	321,000	397.1701	127,491,602.10

Previously disclosed buy-backs under the fourth tranche of the 2022 programme (accumulated)
Accumulated under the buy-back programme fourth tranche (started 31 October)	1,606,000	386.9972	621,517,475.50
Accumulated under the buy-back programme first tranche 2022 (started 9 February)	10,167,981	288.3377	2,931,811,820.22
Accumulated under the buy-back programme second tranche 2022 (started 16 May)	12,515,487	344.1722	4,307,483,267.18
Accumulated under the buy-back programme third tranche 2022 (started 28 July)	16,583,242	367.0952	6,087,629,043.54

Total buy-backs under the 2022 programme	30,704,729	358.7926	11,016,629,786.22

Following the completion of the above transactions, Equinor ASA owns a total of 41,316,803 own shares, corresponding to 1.30% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Mads Holm, senior vice president Treasury & Tax and Investor Relations,
+47 909 55 417

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: November 07, 2022	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer